Exhibit 99.1

Investor Contact:	Press Contact:
Frank Yoshino	Katherine Lane
Vice President, Finance	Director, Corporate Communications
+1 714-885-3697	+ 1 714-885-3828
frank.yoshino@emulex.com	katherine.lane@emulex.com

Emulex Selects Candidates for Board of Directors

Industry Experts Gary Daichendt, John Kelley and Rahul Merchant Accept Invitation to Stand for Election to Emulex Board of Directors

COSTA MESA, Calif., December 4, 2013 - Emulex Corporation (NYSE: ELX), a leader in network connectivity, monitoring and management, today announced the selection of three new industry experts to stand for election to its Board of Directors at its annual shareholder meeting on February 6, 2014. The Company has selected and received acceptances from Gary J. Daichendt, a former networking executive and current board member of ShoreTel and NCR, John A. Kelley, Jr., a former storage and telecom equipment chief executive officer (CEO) and current board member of Polycom, and Rahul N. Merchant, currently chief information and innovation officer for the City of New York and current board member of Fair Isaac Corporation (FICO), to be candidates for election to the Emulex Board of Directors. The addition of these three board members supports the transformation underway at Emulex originally outlined in an announcement made earlier this month.

“We are honored to have executives the caliber of Gary, John, and Rahul stand as independent director candidates and believe that their expertise will benefit the Emulex management team, our board and our shareholders,” said Jeff Benck, President and CEO, Emulex.

Mr. Daichendt brings a wealth of relevant networking industry experience to the Emulex Board. He previously served in a number of senior executive positions at Cisco Systems, Inc., a manufacturer of communications and information technology networking products, including most recently as executive vice president (EVP), worldwide operations from August 1998 to December 2000, and as senior vice president (SVP), worldwide operations from September 1996 to August 1998. Mr. Daichendt has extensive public board experience from serving as a director of ShoreTel, Inc. since May 2007 and as chairman of the board from July 2010 to March 2013, as well as his membership on the Board of Directors of NCR Corporation, the global leader in consumer transaction technologies, since 2006.

Mr. Kelley brings a tremendous amount of storage networking and telecommunications experience to Emulex. He formerly served as the chairman, president and CEO of McDATA Corporation, a provider of storage networking and data infrastructure solutions, until McDATA was acquired by Brocade Communications Systems, Inc., a data infrastructure company, in January 2007. Mr. Kelley started at McDATA as president and chief operating officer in August 2001. Prior to joining McDATA, Mr. Kelley served as EVP of networks at Qwest Communications International, Inc. from August 2000 to December 2000. He also served as president of wholesale markets for U.S. West, Inc. from May 1998 to July 2000. Mr. Kelley has significant public board experience from his time at McDATA and has been a director of Polycom, Inc. since March 2000. Mr. Kelley has served as the CEO of CereScan Corp., a provider of high-definition functional brain imaging since July 2009, and has been chairman of the Board of Directors of CereScan since March 2009.

Mr. Merchant is a seasoned executive with a demonstrated track record as a transformation leader. He brings unique customer insights to Emulex from his multiple roles as chief information officer (CIO) for several large enterprises. Mr. Merchant is currently the citywide chief information and innovation officer for the City of New York, which he was appointed to in 2012. Previously he served as EVP, CIO and member of the Executive Committee at Fannie Mae, where he led the technology and operations groups from 2006 until 2008. Mr. Merchant also served as SVP and CIO at Merrill Lynch & Co. from 2000 until 2006. He has extensive computer industry and public board experience as a current director of FICO since February 2010, and as a former director of Sierra Atlantic, Level 3 Communications, Inc. and Sun Microsystems.

Additional Information and Where to Find It

Emulex intends to file with the Securities and Exchange Commission (the "SEC") a definitive proxy statement in connection with the election of certain nominees as directors and certain other matters to be considered by the stockholders of Emulex at its annual meeting of stockholders which is expected to be held on February 6, 2014. When completed, the definitive proxy statement will be sent or made available to the stockholders of Emulex of record on the record date selected by the Emulex Board of Directors and will contain important information about the proposed nominees for election as directors and the other matters to be considered at the annual meeting of stockholders. BEFORE MAKING ANY VOTING DECISION, EMULEX STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED NOMINEES FOR ELECTION AS DIRECTORS AND CERTAIN OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING OF STOCKHOLDERS. This press release does not constitute a solicitation of any vote or approval. Stockholders will be able to obtain these documents free of charge at the SEC's website (www.sec.gov). In addition, these documents are available free of charge through our website (www.emulex.com) as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC.

Participants in the Solicitation

The directors, nominees for election as director, executive officers and certain other members of management and employees of Emulex may be deemed "participants" in the solicitation of proxies from stockholders of Emulex in connection with the matters to be considered at the upcoming annual meeting of stockholders. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Emulex in connection with such matters will be set forth in the definitive proxy statement to be filed with the SEC. In addition, you can find information about Emulex executive officers and directors in its Annual Report on Form 10-K for the year ended June 30, 2013.

About Emulex

Emulex, a leader in network connectivity, monitoring and management, provides hardware and software solutions for global networks that support enterprise, cloud, government and telecommunications. Emulex products enable unrivaled end-to-end application visibility, optimization and acceleration. The Company's I/O connectivity offerings, including its line of ultra high-performance Ethernet and Fibre Channel-based connectivity products, have been designed into server and storage solutions from leading OEMs, including Cisco, Dell, EMC, Fujitsu, Hitachi, HP, Huawei, IBM, NetApp and Oracle, and can be found in the data centers of nearly all of the Fortune 1000. Emulex monitoring and management solutions, including its portfolio of network visibility and recording products, provide organizations with complete network performance management at speeds up to 100Gb Ethernet. Emulex is headquartered in Costa Mesa, Calif., and has offices and research facilities in North America, Asia and Europe.

“Safe Harbor” Statement

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the statements set forth above contain forward-looking statements that involve risk and uncertainties. We expressly disclaim any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. We wish to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include the possibility that all or a substantial portion of the cost savings targeted by us will not be realized at all or on a timely basis and that the financing and share repurchases implemented by us may not be completed in whole or in part or within the expected timeframe even though we expect to incur charges relating to the cost savings initiative. The assumptions on which the cost savings, share repurchase and capital return goals and expectations are based necessarily involve judgments with respect to, among other things, economic, competitive and financial market conditions and the impact of the cost savings initiative on our customers, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. Further factors include whether changes to the membership of our board of directors will have the desired effect in helping us achieve and implement our business and strategic goals. These factors also include the possibility that we may not realize the anticipated benefits from the acquisition of Endace Limited (Endace) on a timely basis or at all, and may be unable to integrate the technology, operations and personnel of Endace into our existing operations in a timely and efficient manner. In addition, intellectual property claims, with or without merit, that could result in costly litigation, cause product shipment delays, require us to indemnify customers, or require us to enter into royalty or licensing agreements, which may or may not be available. Furthermore, we have in the past obtained, and may be required in the future to obtain, licenses of technology owned by other parties. We cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. If we were to fail to obtain such royalty or licensing agreements in a timely manner and on reasonable terms, our business, results of operations and financial condition could be materially adversely affected. Ongoing lawsuits, such as the action brought by Broadcom Corporation (Broadcom), present inherent risks, any of which could have a material adverse effect on our business, financial condition, or results of operations. Such potential risks include continuing expenses of litigation, loss of patent rights, monetary damages, injunctions against the sale of products incorporating the technology in question, counterclaims, attorneys' fees, incremental costs associated with product or component redesigns, liabilities to customers under reimbursement agreements or contractual indemnification provisions, and diversion of management's attention from other business matters. With respect to the continuing Broadcom litigation, such potential risks also include the adequacy of any sunset period to make design changes, the ability to implement any design changes, the availability of customer resources to complete any re-qualification or re-testing that may be needed, the ability to maintain favorable working relationships with Emulex suppliers of serializer/deserializer (SerDes) modules, and the ability to obtain a settlement which does not put us at a competitive disadvantage. In addition, the fact that the economy generally, and the technology and storage market segments specifically, have been in a state of uncertainty makes it difficult to determine if past experience is a good guide to the future and makes it impossible to determine if markets will grow or shrink in the short term. Continued weakness in domestic and worldwide macro-economic conditions, related disruptions in world credit and equity markets, and the resulting economic uncertainty for our customers, as well as the storage and converged networking market as a whole, has and could continue to adversely affect our revenues and results of operations. As a result of these uncertainties, we are unable to predict our future results with any accuracy. Other factors affecting these forward-looking statements include but are not limited to the following: faster than anticipated declines in the storage networking market, slower than expected growth of the converged networking market or the failure of our Original Equipment Manufacturer (OEM) customers to successfully incorporate our products into their systems; our dependence on a limited number of customers and the effects of the loss of, decrease in or delays of orders by any such customers, or the failure of such customers to make timely payments; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of our products or our OEM customers' new or enhanced products; costs associated with entry into new areas of the network, server and storage technology markets; the variability in the level of our backlog and the variable and seasonal procurement patterns of our customers; any inadequacy of our intellectual property protection and the costs of actual or potential third-party claims of infringement and any related indemnity obligations or adverse judgments; the effect of any actual or potential unsolicited offers to acquire us; proxy contests or the activities of activist investors; impairment charges, including but not limited to goodwill and intangible assets; changes in tax rates or legislation; the effects of acquisitions; the effects of terrorist activities, natural disasters, and any resulting disruption in our supply chain or customer purchasing patterns or any other resulting economic or political instability; the highly competitive nature of the markets for our products as well as pricing pressures that may result from such competitive conditions; the effects of changes in our business model to separately charge for software; the effect of rapid migration of customers towards newer, lower cost product platforms; transitions from board or box level to application specific integrated circuit (ASIC) solutions for selected applications; a shift in unit product mix from higher-end to lower-end or mezzanine card products; a faster than anticipated decrease in the average unit selling prices or an increase in the manufactured cost of our products; delays in product development; our reliance on third-party suppliers and subcontractors for components and assembly; our ability to attract and retain key technical personnel; our ability to benefit from our research and development activities; our dependence on international sales and internationally produced products; changes in accounting standards; and any resulting regulatory changes on our business. These and other factors could cause actual results to differ materially from those in the forward-looking statements and are discussed in our filings with the Securities and Exchange Commission, including our recent filings on Forms 10-K and 10-Q, under the caption “Risk Factors.”

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